SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de
Comunicação S.A.

Report on Analysis of Capital
Restructuring Impact on
Company’s Value

September 2004

TABLE OF CONTENTS

1. Introduction	3

2. Pay TV and high-speed Internet market	5
2.1. Macroeconomic considerations	5
2.3. Industry Trends	10

3. The company	12
3.1. Products and services	13
3.2. Sources of revenues	14
3.3. Financial history	14
3.4. Capital restructuring	17
3.5. Average value of shares traded on stock exchanges	18
3.6. Risk Factors	19

4. General analysis assumptions	20
4.1. Introduction	20
4.2. Revenue projections	21
4.3. Cost and expense projections	24
4.4. Taxes and rates	26
4.5. Balance sheet assumptions	26
4.6. Cash flow assumptions	27

5. Assumptions for Analysis – Before-Capital Restructuring Scenario	29
5.1. Discount rate	29

6. Assumptions for Analysis – Scenario After Restructuring	33
6.1. Share issuance	33
6.2. Liabilities	33
6.3. Discount rate	34
6.4. Limitations on capital restructuring assumptions	36

7. Projected financial statements	38

8. Discounted cash flow method	43

9. Analysis of Company’s theoretical value before capital restructuring	48

10. Analysis of Company’s theoretical value after capital restructuring	50

11. Conclusion	52

Attachment – Glossary of Terms	54

Net Serviços de Comunicação S.A.	Analysis of Capital Restructuring Impact

1. Introduction

Net Serviços de Comunicação S.A. (“NET” or “Company”) operates in the telecommunications industry, more particularly in the pay-TV and broadband Internet access services segment. It holds ownership interest in 43 companies, of which 19 directly, and 24 on an indirect basis.

NET, through its subsidiaries, operates in 44 Brazilian cities throughout 15 states in the country, including large capital cities, such as São Paulo, Rio de Janeiro, and Belo Horizonte. For the second quarter of 2004, the Company’s customer base reached over 1.3 million pay-TV subscriptions and over 130 thousand broadband Internet subscribers.

The Company is under a restructuring debt process (default). Accordingly, based on information reported in notices of material fact disclosed in June 2004, the Company’s ownership structure may change. In order to reduce the Company’s debts, NET can either issue new shares or sell a portion of its current shares to a strategic investor.

Capital restructuring, including the issuance of new shares, may cause changes to the Company’s economic value. Therefore, the need arises to analyze the impact of such capital restructuring on the Company’s economic value per share. In July 2004, NET engaged audit firm Boucinhas & Campos + Soteconti Auditores (“B&C+S”) to provide an analysis of the capital restructuring impact on NET’s economic value.

Accordingly, this report is aimed at analyzing the impact of capital restructuring on NET’s economic value. The purpose of this analysis is to compare the theoretical value per share as of June 30, 2004 under two different hypothetical scenarios, at the Brazilian currency then prevailing.

The first scenario identifies the Company’s theoretical value without considering the possible effects of the capital restructuring carried out. Under this scenario, the theoretical value per share includes the number of common and preferred shares issued through June 30, 2004.

The second scenario identifies the Company’s theoretical value considering capital restructuring effects. This scenario includes certain inferences on variables related to the Company’s capital restructuring, including, among others: issuance time, number and price of shares. Revenue arising from this theoretical share issuance may reduce NET’s debts. Under this scenario, the theoretical value per share includes the number of common and preferred shares issued through June 30, 2004 added by a theoretical number of shares to be issued after that date under the capital restructuring process.

Conditions and assumptions related to both hypothetical scenarios were defined by NET in such a way to highlight the impact capital restructuring may have on the Company’s value.

For the analysis of the theoretical share value, NET adopted, among other inferences, the discounted cash flow methodology. This method, widely used in the corporate environment, considers that a company’s value may reflect, among other aspects, its expected cash generation.

NET has provided B&C+S with information on both the Company and its subsidiaries, which are required to prepare the Company’s cash flow projection, including: accounting reports, managerial information on operations, NET service characteristics, as well as other assumptions.

The discounted cash flow methodology adopts technical criteria and is based on assumptions and inferences carefully prepared jointly with NET. Nevertheless, one cannot ensure that assumptions used for projections will be rendered real. Additionally, this study does not analyze the efficiency of the Company’s administrators and their managing decisions.

A discounted cash flow methodology considers the company would continue as a going concern for an indeterminate period. However, one cannot ensure that this will occur, in accordance with the independent auditors’ report as of June 30, 2004 of NET, which includes the following wording: “... the Company has been showing ongoing operating losses, insufficient working capital, and is in default in relation to interest and principal installments of its financial debts, in addition to not being in compliance with restrictive clauses under loan agreements. These factors give rise to uncertainties as to the Company’s ability to continue as a going concern”.

In relation to scenarios before and after the Company’s capital restructuring, there are a number of factors that may change, partially or on the whole, the conditions and assumptions made under this analysis report. We should emphasize that one cannot ensure that the capital restructuring released in the notices of material fact in June 2004 may eventually occur.

As it is based on hypothetical scenarios, this analysis report does not constitute an appraisal or valuation report for NET, nor should it be construed as such. Additionally, the value per share under the scenario after restructuring does not correspond to the number of Company’s shares as of June 30, 2004. Due to this and other factors, the theoretical value per share arising from this analysis report does not represent NET’s actual share value whether or not the referred capital restructuring is actually carried out. Under this analysis, the share value is merely theoretically suggested and is aimed at enabling the analysis of the capital restructuring impact on the Company’s value.

This introduction is aimed at complying with a request from NET and does not constitute a request or counseling by Boucinhas & Campos + Soteconti to buy NET shares. The decision on whether or not to buy NET’s shares is the sole responsibility of the purchaser.

2. Pay TV and high-speed Internet market

2.1. Macroeconomic considerations

For the latest months Brazilian economy has been experiencing an optimistic atmosphere, in spite of certain disturbances and uncertainties in both domestic and external environments.

This optimism is driven by the economic upturn started in late 2003, added by the great trade balance and fiscal strictness adopted by the Brazilian government.

The Brazilian economy is expected to remain strong for the second half of this year. However, variations in comparison to the same period last year should be smaller than those observed along the first half of the year, which is due to the present Brazilian economy recovery, which started in September 2003. Therefore, the comparison basis is higher and more consistent for the data related to the second half of this year.

Nevertheless, certain uncertainties arose in the last months which may impact the continuity of Brazil’s economy growth. The increase in U.S. basic interest rates, increase in oil price in the international market due to uncertainties as to the Russian oil production, terrorism in Middle East and the effective capacity of oil production growth worldwide to meet demand, as well as concerns on intermediation of the Chinese economy growth, may impair the prospects for coming years.

The analysis of macroeconomic prospects for the market in which NET operates was based, however, on the market prospects reported by the Brazilian Central Bank (Bacen).

Pay-TV and broadband Internet market is likely to be directly impacted by general economy levels in the country. The country’s GDP growth usually has a direct impact on the subscriber base growth.

This relationship with GDP is reasonably clear: in general, the higher is the economy growth, the larger is the income a consumer directs for consumption and the lower will be unemployment rates. It is likely to increase the consumption of services provided by NET (through its subsidiaries). Likewise, when there is an economy downturn and decrease in family income, the subscriber base tends to drop. Consumers may think of pay-TV subscription expenses as superfluous.

Current market expectations are towards an actual positive growth rate ranging from 3% to 4% for the following five years.

Brazil’s basic interest rate, named SELIC, has also a significant impact on the market in which NET operates, due to its relationship with GDP growth. The applied interest rate may impact both consumption and investment levels. Accordingly, it may have either positive or negative effects on demand for services provided by NET. The basic interest rate has impact on the cost of capital debt and cost of new investments.

The basic interest rate is expected to drop within the coming years. Nevertheless, expectations of high inflation rates usually held by the market and the Brazilian Central Bank, on a level above the targets for 2004 and 2005, may favor a more cautious behavior by the Central Bank Monetary Policy Committee (COPOM).

The table below shows market expectations in relation to major macroeconomic indicators in connection with the analysis of capital restructuring impact on NET’s value.

Table 1 - Macroeconomic indicators

	2000	2001	2002	2003	2004*	2005*	2006*	2007*	2008*

Growth of Brazilian GDP	4.4%	1.3%	1.9%	-0.2%	3.53%	3.49%	3.64%	3.75%	3.84%
Annual interest rates - Selic (December)	16.2%	19.1%	23.1%	16.9%	15.13%	13.61%	12.64%	11.76%	11.49%

Annual inflation - IGP-DI	9.8%	10.4%	26.4%	7.7%	10.97%	6.19%	5.72%	5.18%	4.78%
Annual inflation - IPCA	6.0%	7.7%	12.5%	9.3%	6.92%	5.43%	4.89%	4.54%	4.40%

Source: IPEA (Brazilian Institute of Applied Economics) and Central Bank - *Market expectations” (Bacen, June 30, 2004 data)

2.2. Market evolution

2.1.1 Pay-TV

Pay-TV market started in Brazil over forty years ago. Its purpose was to make television company signals reach more distant places, with good sound and image quality. Cities able to receive these signals started to be served by a coaxial cable network which carried these signals to households after being received by antennas then working as a headend, installed on top of the hill. Even though limited to free TV channels, users used to pay a monthly fee for this service, as it still occurs today with the modern pay-TV service.

The first effective pay-TV broadcasting started in the late 80’s, with CNN (Cables News Network) broadcasting twenty-four hours a day, and MTV (Music Television) broadcasting musical video clips. These companies operated under a normal broadcasting system, and transmitted in UHF (ultrahigh frequency), with a closed and coded channel. These services were the foundation for pay-TV services, the regulation of which was included in the decree signed by Brazilian President José Sarney on February 23, 1988. On December 13, 1989, by means of Administrative Ruling No. 250 of the Ministry of Communications, the cable TV, also known as DISTV – Distribution of television signals per physical means, was introduced in the country.

In 1991, large communications groups entered the market, investing in new technologies. Organizações Globo were the pioneer, creating Globosat, a satellite pay TV, C Band, which required large parabolic antennas for signal reception. The Abril Group, through its subsidiary TVA, and other major groups, such as RBS and Algar Group, has also subsequently entered the market.

In addition to NET group operators, nowadays TVA, Direct TV, and Sky are the major players in the pay-TV market in Brazil.

Up to mid-90’s, pay TV in Brazil was still in its inception, and by 1994 its subscriber base was lower than 500 thousand subscribers. Subscription cost was high and service offer reached only a small number of cities. The new television system could be considered as a privilege. Since then, Brazilian pay-TV market has experienced an extraordinary growth, and reached approximately 3.4 million subscribers in 2000, which reflects a 750% increase in six years. In December 2001, the number of subscribers reached approximately 3.55 million. In terms of density, pay-TV in Brazil increased from 6.2 subscribers per 100 households in 1998, to 6.5 subscribers in 1999, reaching 7.7 % in 2000. Chart 1 below shows the increase in number of pay-TV subscribers in Brazil for the 1993-2004 period.

From 2000 onwards, the number of pay-TV subscribers settled in approximately 3.5 million.

Graph 1 - Number of pay-TV subscribers in Brazil

Source: Brazilian Pay -TV Association - ABTA

Leadership among operators is held by NET. The following charts show the market share of major pay-TV groups and how users are distributed around Brazilian states for the 2001-2003 period, respectively.

Graph 2 – Pay-TV Market Share

Source: ABTA

The Company’s market share decreased for the 2001-2003 period due to new concession licenses granted by the ANATEL (Brazilian Telecommunications Agency) to other operators.

Out of 3.5 million home subscribers, one-third receives satellite signal (nationwide coverage). Households receiving cable signal account for approximately 84% of subscribers inside the country’s south and southeastern regions. The chart below shows such distribution.

Graph 3 - Subscribers distributed by State (cable)

Source: Mídia Fatos 2003/2004

2.2.2. Broadband Internet

The term broadband is a comparison between data transmission services offered by pay-TV networks (Cable TV and MMDS - Multichannel Multipoint Distribution Service). These services may reach speeds if up to 10 Mbps and those offered on analog telephone lines can reach maximum speed of 56 Kbps – that is, narrowband.

As it uses a dedicated communications line, broadband communications services – in particular those for Internet access - convey advantages over services using telephone lines. Among these advantages, users benefit from permanent connection, telephone line is free for making calls, and time saving. However, the advantage of broadband Internet services provided by means of HFC network (optical fiber coaxial cable) is that it may offer the same speed both for upload and download of information, whereas the speed offered by telephone companies is asymmetric (by means of ADSL - Asymmetric Digital Subscriber Line).

Pay-TV operators have invested in the modernization of operations in order to be able to offer high data transmission capacity bi-directional communications. The sector started to use high-capacity modems (cable modems) with Data Over Cable Service Interface Specification (DOCSIS) technology – the standard proposed by CableLabs and adopted by manufacturers since 1997 – which ensure the provision of interoperationality and enhancement to operators and subscribers, in addition to a variety of vendors which may supply this equipment. Launched in 1997, DOCSIS ensures voice service quality (VoIP – voice on Internet protocol).

Companies providing high-speed Internet access in Brazil are composed of pay-TV operators and telephone companies. Among these companies, one may point out Telefonica, Brasil Telecom, Telemar, and Net Serviços.

Among pay-TV operators, this service has gained momentum from 2000 onwards. This year the number of users has exceeded 50 thousand. In accordance with Graph 4, in the last 2.5 years, the number of users has increased an average 56% per year.

Graph 4 - High-speed Internet subscribers in Brazil per pay-TV operators

Source: ABTA

Among broadband operators, those adopting ADSL technology (Telemar, Brasil Telecom, and Telefônica) have a 90% market share. NET accounts for 9% of total and has remained at this percentage since 2002.

Graph 5 - Broadband Operators’ Market Share

Source: Anatel

2.3. Industry Trends

2.3.1. Pay-TV

There are three trends for the pay-TV industry in Brazil, which mostly concern the analysis of capital restructuring impact on NET’s value: a slow increase in the number of subscribers, decrease in new hook-up revenues, and expansion of interactive services.

Even though the number of pay-TV subscribers remained steady for the last four years, one can understand that this rate may gradually reach higher levels.

As shown in Graph 6, the pay-TV share in households with TV sets in Brazil still remains at the lowest level among South America countries.

Graph 6 – Pay-TV share in households with TV sets in South America

Source: ABTA 2003/2004, Mídia Fatos

The possible increase in the number of subscribers, notwithstanding, would not demand additional investments in the installed network. In accordance with ABTA data, there are now 11 million cable households in Brazil. In general, in order to be able to offer pay-TV services to these households the only required investments would correspond to household connection and marketing costs.

The increase in number of subscribers is also based on expected higher levels of economy growth in the country from 2004 on, which may increase the demand for pay-TV services and the level of subscribers’expenses with added products. However, Brazilian economy growth is not expected to exceed 4% per year for the 2004-2008 period (Table 1). Accordingly, the number of subscribers can also increase limited to certain percentages. One possible solution would be to increase the average subscriber revenue.

Hook-up revenues are expected to drop. Operators have adopted the strategy of reducing hook-up rates aiming at acquiring new customers. However, the implementation of new products and specific contents (pay-per-view, digital TV, e-commerce) may result in an increase in average revenue per user.

According to ABTA, market trends are towards the sector growth, mostly due to specific content products, such as pay-per-view, Digital TV (which makes the video-on-demand offer feasible), and e-commerce.

2.3.2. High-speed Internet

In coming years, broadband access is certain to become one of the most profitable segments in the worldwide telecommunications market. This is the idea arising from a survey released by the Yankee Group in July 2004, reporting that in 2008, the worldwide number of broadband Internet subscribers can reach 325 million, representing an average growth of approximately 34% per year, from 2004 to 2008. Projections are so favorable that DSL (Digital Subscriber Line) should take in 35 million new users in 2004 only. There is an increasing growth trend for the following years: approximately 43 million new customers in DSL are expected to be taken in for 2005 and 2006, and this number should reach 46 million in 2007 and 51 million in 2008.

Internet access via modem cable, although fairly lower, will also show a significant increase, with the average number of 8 million new users each year. The survey points out that the number of customers in that segment, which totaled 34 million at the end of 2003, can come closer to 75 million in 2008.

Another highlight of the study is the promising future of other areas. High-speed satellite access will account for 12 million subscribers in 2008, that is, a market share of approximately 4%. By 2004, As for wireless broadband access services, which in 2004 had a 2.3 million user base, can fast reach a 8% market share in 2008.

The broadband Internet access services in Brazil points out to two trends of major impact on NET’s expected cash generation.

The first trend is towards an increase in the number of users. Unlike pay-TV, broadband Internet market is in full expansion (Chart 4). Accordingly, the expected sector growth rate for the following years can exceed pay-TV subscriber growth rate. However, for pay-TV operators, the broadband Internet subscriber base growth is limited to the number of TV subscribers.

Like pay-TV segment, the second trend is linked to the hook-up fee, whose value has dropped in view of a restructuring in the selling features of services offered. In summary, this hook-up is no longer charged by the operator, which in turn commits the customer to use the service for a minimum period. Thanks to this policy, the operator is able to increase the number of hook-ups while at the same time maintains the level of revenues for a minimum period to make up for the investments made in connecting this new service to the subscriber household.

3. The company

NET is a pay-TV multi-service operator in Brazil. At the end of the second quarter of 2004, the Company had 1,379.9 thousand subscribers connected to its network, which covers over 35 thousand kilometers, connecting 6.5 million households. Its operations cover major cities in the country: São Paulo, Rio de Janeiro, Belo Horizonte, and Porto Alegre.

The Company started operations in 1991, by acquiring small cable TV operators and operating licenses for a number of locations. Driving for expanding its operations, two new shareholders, Globo Comunicações e Participações S.A. (“Globopar”) and Ralph Partners II, joined the organization between 1993 and 1994. In 1996, these shareholders held a 33.3% interest each.

Between 1996 and 2000, new significant acquisitions were carried out, such as NET Belo Horizonte, NET Anápolis, NET Piracicaba, and in 2000, Vicom. Vicom is a company holding land telecommunications stations providing data transmission services in corporate environments, based on satellite reception systems.

NET’s current percentage ownership is as follows:

Table 2 - NET’s Percentage ownership as of June 30, 2004

NET SERVIÇOS DE COMUNICAÇÃO
Shareholder	Org Globo	BNDESPAR	Gr. Bradespar	RBS	Public
Interest (%)	46.8	21.4	6.4	4	21.4
Source: NET

The number of pay-TV subscribers for the 4 last years is stable, as shown in the chart below.

Graph 7 - Number of NET* ’s pay-TV subscribers

Source: NET – Average subscriber number for the period

________________________
* Algebraic sum of number of subscribers.

NET’s broadband Internet subscriber base has been showing an annual average 63 % growth rate for the last 2.5 years, as per graph below:

Graph 8 - Number of NET’s broadband Internet subscribers

Source: NET – Average subscriber number for the period (the number of subscribers at the end of the second quarter of 2004 reached 131.4 thousand, higher than the average in the period months).

3.1. Products and services

NET makes available basically 5 different pay-TV packages, currently its major product, to subscribers. Each package offers its subscribers a different number of channels.

Package	Number of channels offered

• Advanced	63
• Plus	54
• Master	47
• Standard	31
• Vírtua TV	26

In addition to monthly pay-TV packages, NET offers individual pay programming, pay-per-view, and data communications and multimedia services for corporate customs through Vicom.

Broadband Internet services – Vírtua – is another service line offered by NET. It provides users with data communications in different connection speeds.

The Company plans to introduce in 2004 a pay-digital TV service. This new technology enables the transmission, reception, and processing of digital format-compacted high-definition signals. In addition of better image and sound quality, Digital TV offers users a more dynamic and interactive service.

3.2. Sources of revenues

NET’ current major sources of revenues are as follows:

  Pay-TV subscription;

  Pay-TV hook-up fees;

  Vírtua subscription;

  Pay-per-view programming;

  Corporate telecommunications services - Vicom

3.3. Financial history

The financial statements of NET presented in the following tables worked as a source of information for the preparation of the analysis of capital restructuring impact on the Company’s value.

Table 3 - Balance sheets - NET

Assets –R$ (000) current	2000	2001	2002	2003	2Q04

Current Assets	291,452	243,314	190,384	447,390	599,706

Cash and cash equivalents	144,219	30,496	56,081	201,704	302,675
Credits	98,328	104,213	104,966	104,561	124,488
Accounts receivable from subscribers	117,821	127,538	147,218	146,024	166,964
Doubtful accounts provision	(19,493)	(23,325)	(42,252)	(41,463)	(42,476)
Inventory	-	-	3,692	4,088	5,064
Others	48,905	108,605	25,645	137,037	167,479

Long-term Assets	121,446	642,228	562,172	419,300	412,410

Various Credits	80,242	92,319	53,151	86,235	103,970
Credits with Related Persons	2,002	1,129	-	117	2
Others	39,202	548,780	509,021	332,948	308,438

Permanent Assets	1,841,175	1,664,685	1,442,661	1,234,903	1,146,965

Investments	462,420	343,788	282,306	215,832	182,130
Fixed Assets	1,235,709	1,215,004	1,102,247	974,920	919,703
Deferred Assets	143,046	105,893	58,108	44,151	45,132

Total Assets	2,254,073	2,550,227	2,195,217	2,101,593	2,159,081

Liabilities – R$(000) current	2000	2001	2002	2003	2Q04

Current Liabilities	746,072	1,059,993	1,704,178	1,683,099	1,887,603

Loans and Financings	442,068	577,086	1,034,082	983,510	1,109,037
Debentures	18,828	6,160	264,130	338,342	387,175
Suppliers	144,908	194,066	272,387	222,181	225,737
Taxes, Fees and Contributions	29,440	49,408	48,992	43,827	40,546
Provisions	34,738	30,972	20,129	27,926	27,092
Others	76,090	202,301	64,458	67,313	98,016

Long-term Liabilities	1,278,194	1,177,800	384,789	580,489	587,869

Loans and Financings	755,424	413,430	-	-	-
Debentures	348,477	555,742	-	-	-
Provisions	-	-	-	46,373	41,155
Debts with Related Persons	16,500	19,641	9,492	5,791	3,859
Others	157,793	188,987	375,297	528,325	542,855

Minority Interest	318	357	475	617	678

Shareholders’ Equity	229,489	312,077	105,775	(162,612)	(317,069)

Realized Capital Stock	1,486,366	1,512,316	2,735,727	2,735,727	2,735,727
Capital Reserves	-	756,531	452,202	452,202	452,202
Retained earnings/losses	(1,256,877)	(1,956,770)	(3,082,154)	(3,350,541)	(3,504,998)

Total Liabilities	2,254,073	2,550,227	2,195,217	2,101,593	2,159,081

Source: CVM, Consolidated Financial Statements

Table 4 - Income statements – R$ (000) - NET

	1999	2000	2001	2002	2003	2Q04

Sales and/or Services Gross Revenues	747,692	1,013,486	1,368,820	1,392,525	1,532,258	835,355

Deductions from Gross Revenue	(74,857)	(122,633)	(222,763)	(241,868)	(286,837)	(150,988)
Sales and/or Services Net Revenue	672,835	890,853	1,146,057	1,150,657	1,245,421	684,367

Cost of Goods and/Services Sold	(352,570)	(476,938)	(624,973)	(687,997)	(688,608)	(353,383)
Gross Income	320,265	413,915	521,084	462,660	556,813	330,984

Operating Expenses/Revenues	(835,305)	(761,277)	(1,223,613)	(1,525,149)	(726,683)	(446,796)
With Sales	(30,348)	(70,197)	(60,322)	(43,649)	(66,106)	(45,109)
General and Administrative	(396,828)	(407,037)	(528,116)	(381,225)	(374,571)	(188,929)
Financial	(355,632)	(227,420)	(556,579)	(958,635)	(215,179)	(179,810)
Other Operating Revenues	508	2,219	121	-	3,754	551
Other Operating Expenses	(41,811)	(56,945)	(78,787)	(137,409)	(76,828)	(37,652)
Equity Results	(11,213)	(1,897)	70	(4,231)	2,247	4,153
Equity Accounting						2,004
Provision for Unsecured Liability						2,149

Operating Income	(515,040)	(347,362)	(702,529)	(1,062,489)	(169,870)	(115,812)

Non-Operating Income	(7,563)	(14,444)	3,730	(18,071)	(7,909)	1,620
Revenues	-	-	-	2,331	-	1,620
Expenses	(7,563)	(14,444)	3,730	(20,402)	(7,909)	-
Income before Taxes/interest	(522,603)	(361,806)	(698,799)	(1,080,560)	(177,779)	(114,192)
Income Tax and Social Contribution provision	(1,977)	(3,133)	(1,278)	(3,109)	(44,376)	(49,355)
Deferred Income Tax	(1,131)	(1,703)	224	(41,595)	(46,041)	9,151
Reversal of Interest on Own Capital	-	-	-	-	(25)	-
Minority interest	(561)	52	(40)	(120)	(166)	(61)

Income/Loss for the Year	(526,272)	(366,590)	(699,893)	(1,125,384)	(268,387)	(154,457)

Source: CVM, Consolidated Financial Statements

The income statement and balance sheet account analysis points out the following issues:

1 – As regards results:

  The Company’s accumulated deficit increased from R$ 890 million in 1999 to R$ 3.5 billion in 2004.

  In 2002, financial expenses almost equaled net revenues, reaching 96% of the latter. In 2003 and 2004 financial expenses dropped to lower levels, 20% e 33% respectively. Among other factors, this decrease, added to depreciation expenses, has helped to reduce total operating expenses. These changes represent major factors helping improve operating income and net loss.

  In 2003 and 2004, income increased in nominal terms only, approximately in line with inflation rate for the period.

  Cost reduction and in particular decrease in financial and depreciation expenses have contributed to mitigate the Company’s losses.

2 – As regards capital structure:

  In 2002, there was a change to the Company’s debt profile. The portion of short-term debts increased from 47% to 82%.

  The value of the Company’s debt capital exceeded its total assets in 2003. From this year onwards, the Company’s shareholders’ equity is negative.

  In June 2004, over 50% of Company’s capital structure is composed of short-term loans and financings. By adding short-term debentures to this percentage, the result is that 69% of the Company’s sources of funds are related to short-term debts and financings. This amount exceeds total current and long-term assets (47%).

3.4. Capital restructuring

After being recapitalized at the end of 2002, NET disclosed its intention to pursue an adequate capital structure. Since then, it has started negotiations with its creditors committee in order to achieve new terms and conditions for the Company’s debts, aiming at reaching a balance between its cash generation and the creditors’ interests.

Accordingly, in the second quarter of 2004, the Company agreed terms and conditions of its capital restructuring plan (“Plan”), by means of signing letters of intent with its creditors (Notice of Material Fact on June 27, 2004). Accordingly, the Company understands that it will be able to obtain the approval of all creditors to conclude the Plan.

The Plan offers creditors three options for restructuring debts and will be added by accrued interest and commissions, excluding charges and arrears interest. Each creditors group can select for the best option for its investment purposes.

Options are summarized as follows:

  60% in new secured debts (senior debt), with the same denomination as the original debt, and 40% of its debts in shares. Creditors holding US dollar-denominated debts (excluding Senior Guaranteed Notes holders) will be entitled to have their senior debts denominated in Brazilian reais;

  Right to convert 60% of debt into a new senior debt, and 40% into new subordinated convertible debt. Both will be denominated in Brazilian reais;

  Converting 100% of debt into NET’s common and preferred shares.

Letters of intent are valid through September 30, 2004 and are renewable through November 30, 2004, unless there is contrary manifestation of the majority of creditors.

Throughout June 30, 2004, Company’s creditors accounting for 70% of financial debt have already joined the debt restructuring plan. Some of the remaining 30%, mostly holders of Senior Guaranteed Notes of Multicanal, have already expressed their intention to join the Plan, but were awaiting the Swap Offer which will be forwarded by its trustee, with the Security Exchange Commission (SEC)’s approval.

With 100% creditors joining the Plan, the Company will be able to convert approximately R$ 580 million into shares of its financial debt amounting to R$1,389.4 million. The Company understands that it will be able to adjust its interest and principal payment into levels that could be supported by its operating cash flow generation and also mitigate the debt refinancing risk by dramatically reducing its dependence on third parties’ capital.

Debt cost, used in the weighted average cost of capital structure under one of the analysis of the capital restructuring impact scenario, already includes this notice of material fact. Percentages included in the notices of material fact in June 2004 were considered as debt cost under the scenario after capital restructuring.

In line with the Company’s capital restructuring plan, Globopar has signed an agreement to sell its interest in NET to Teléfonos de México S.A. (“Telmex”) (notices of material fact on June 27 and June 30, 2004). In case Telmex confirms its contribution to the Company’s capital stock, creditors would receive their due amounts in cash in lieu of shares, as provided for in the Plan. Additionally, with Telmex, NET may achieve capitalization exceeding R$580 million. The issuance of 1.82 billion shares would be paid up at the minimum price of R$0.35 per share, resulting in R$638 million in capitalization. Telmex contributions could give the Company a financial boost, and the opportunity to improve its broadband and voice service strategies, since Telmex is well experienced in the telecommunications arena.

3.5. Average value of shares traded on stock exchanges

Average amounts traded on stock exchanges in the last 12 months correspond to R$ 0.75 per share (Table 5).

However, these quotations cannot reflect the Company’s current position and its expected cash generation. As already mentioned (Item 3.4), NET can issue new shares in order to carry out its capital restructuring, which can also impact its share value.

Table 5 - NET’s shares traded (NET Part PN - PLIM4)

Month	Quant. Securities Traded	Volume - R$ (000)	Average value - R$

June 2004	379,228	288,189	0.76
May 2004	298,814	231,394	0.77
April 2004	318,061	249,036	0.78

March 2004	502,644	423,525	0.84
February 2004	331,083	222,030	0.67
January 2004	317,523	278,801	0.88

December 2003	287,778	276,005	0.96
November 2003	431,023	452,605	1.05
October 2003	444,938	312,739	0.70

September 2003	441,268	235,992	0.53
August 2003	149,425	48,986	0.33
July 2003	162,126	48,274	0.30

Total past 12 months	4,063,911	3,067,577

Weighted average stocks price			0.75

Source: Economática, July 2004

3.6. Risk Factors

Even though the Company’s revenues are expected to increase, there are factors which may significantly impact its performance. Accordingly, we present below an outline of certain risk factors, released by NET in the latest annual report filed with SEC (Form 20-F).

3.6.1. Debt risks

  The Company is in default, subject to tax constraints by its creditors.

  Even though it is under a debt restructuring process, there are certain constraints and limitations which may impair its business. A portion of its debt is denominated in US dollars, exposing the Company to economic crises and compromising its cash flow and the possible debt payment, as well as taking advantage of new business opportunities. Anyway, even with the capital restructuring being carried out, the Company may also have to face problems to:

    Pay dividends or carry out other distributions;

    Make investments or acquisitions;

    Sell assets or carry out mergers;

    Obtain additional debts;

    Issue shares;

    Repurchase shares or redeem debts;

    Offer assets pledged in guarantee.

3.6.2. NET-related risks

  The Company may continue to have losses in the future in view of its financial expenses. The impact of these ongoing losses on the Company’s financing operations or on preferred share market value is unpredictable.

  There is a risk associated to the status of the TV programming provided and the possible change in relationship with shareholders Globopar e NET Brasil, since the Company does not have direct agreements with programming suppliers.

3.6.3. Business Risks

  The Company has difficulties in making investments to match competitors in terms of new technology service offers.

  Possible increases in churn rates, that is, the ratio of total number of subscribers canceling services by the average number of active subscribers for a certain period, may negatively impact the Company’s revenues and profitability. The Company’s revenue generation is directly dependent on its ability to conquer and retain active subscribers.

  Increases in programming costs may impact the Company’s cash flow and operating margins. Subscription price adjustments are in line with inflation rates for the year, accordingly making it impossible to pass cost on to customers.

  The Company’s business plan is partially dependent on the increasing Vírtua's growth. In case broadband services growth is not effective, operations may have unfavorable results.

4. General analysis assumptions

4.1. Introduction

General analysis assumptions are the basis for two scenarios, the before and after capital restructuring.

The analysis of capital restructuring impact on NET’s value was conducted as follows:

1. A Company’s future cash flow was prepared. The cash flow project is not impacted by the Company’s capital structure, whatever it is. Accordingly, irrespective of its capital restructuring, which may change the Company’s debt level, projected cash flows (future values) do not change.

2. Two basic analysis scenarios were defined: “before capital restructuring” and “After capital restructuring”.

3. A discount rate was calculated for the before-restructuring scenario.

4. NET’s capital restructuring assumptions were defined. These assumptions include defining the following variables: Number and price of shares to be issued, issuance schedule, and purpose of resources derived from the share issuance.

5. A discount rate for cash flows was calculated based on capital restructuring and other assumptions (explained in the sections ahead).This discount rate considers the new capital structure resulting from such restructuring.

6. Present value of cash flows was obtained after the definition of the discount rate for both scenarios. Adjustments required to calculate the theoretical value per NET’s share under both scenarios were also made.

NET’s information required for the preparation of the economic-financial projection basis was obtained from the Company’s consolidated financial statements and a number of managerial reports (physical and financial) provided by the Company. Accounting data was widely used, and represented the basic tool for the projection modeling. The period under analysis covered 2000 to 2004 (1st half). NET has also provided information on its business plan.

Information was considered quality, representative, and provided based on updated physical and financial amounts.

The preparation of projections was based on NET’s consolidated operations. Accordingly, there are no projections of physical, financial or accounting statement indicators for the operating companies on an individual basis.

Report assumptions describe only consolidated data on NET’s group of companies.

All historical monetary values included in these assumptions do not consider inflationary effects. The IGP-DI rate (General Market Price Index) applied to revenues and expenses for the periods previous to the first half of 2004 allows for a more accurate comparison.

All assumptions were discussed and subject to NET’s analysis. Most was prepared based on information provided by NET.

4.1.1. Projection period

Projections cover a 6.5-year period, with annual data (except for 2004) related to the income statements, balance sheet, and cash flow. This period is long enough to cover NET’s performance projected for the following years throughout its stabilization.

The theoretical value per share suggested by NET was calculated to June 30, 2004. The 6.5-year projection, therefore, starts in July 2004 and ends in December 2010. From this latter year, funds to be generated by the Company will be included in its value based on the residual value calculation.

4.2. Revenue projections

Revenue projections were mainly based on historical physical data analysis, which enabled a physical data projection. Revenue projection, together with physical data, has allowed for the calculation of operational indicators used in projections.

These revenue projections are limited to those arising from assets related to the Company’s operating purpose.

Financial income and non-operating income were not included in these projections. However, the value in balance sheet of those values giving rise to this income sum up the result obtained from the discounted cash flow analysis.

4.2.1. Pay-TV revenue

Pay-TV revenues are basically from subscriptions and hook-ups. Major related assumptions are described in Table 6.

The subscriber base growth rate was based on the historical analysis of the NET’s subscriber base growth (consolidated), market trend analysis, and management guidelines. The average number of subscribers (period month average) remains stable for the last 2.5 years (Graph 7). The projection has considered an average growth of 1.4% per year. This rate corresponds to the average growth per year from 2001 to 2004.

The historical average revenue per subscriber (ARPU) was calculated based on analyzed actual1 yearly physical and financial data.

Average pay-TV subscription revenue applied to the projected subscriber base gave rise to pay-TV subscription revenue projections.

The number of new hook-ups was based on expected turnover rates. It arises based on projections of the subscription base and the number of disconnections arising from turnover rates. This calculation is illustrated by the formula below:

Current Subscriber base = prior-year subscriber – disconnections + hook-ups

The average hook-up revenue applied to the number of projected hook-ups has given rise to expected pay-TV hook-up revenue. Based on these projections, the average hook-up revenue will drop from 2004, in view of NET’s new adopted strategic changes aimed at conquering new subscribers in a more competitive environment.

NET intends to implement digital pay-TV services in 2005, whereby analog pay-TV subscribers will be able to move to digital technology. For projection effects, there is no change in the pay-TV subscriber base growth rate in view of the startup of digital TV operations. However, average digital TV service revenues exceed the analog pay-TV amounts. Accordingly, the Company prepared a digital pay-TV subscriber percentage projection in relation to total subscribers. This percentage, also shown in Table 6, will increase from 5.3% in 2005 to 21.2% in 2010 (source: NET). NET has also informed the projected actual average digital pay-TV revenue for the projected period. The resulting pay-TV subscription revenue relates, therefore, to the sum-up of analog pay-TV and digital pay-TV revenues.

_________________________
[1]	Actual financial data correspond to historical data converted into amounts in Brazilian reais as of June 30, 2004, in which the IGP-DI variation was applied.

Table 6 - Projected pay-TV revenue assumptions

Assumption	2002	2003	1H04	2H04E	2005E	2006E	2007E	2008E	2009E	2010E
Subscriber average base	1,365,387	1,294,363	1,317,064	1,318,657	1,338,274	1,356,544	1,375,064	1,393,836	1,412,865	1,432,153
Annual growth of payers base-%	7.2%	-5.2%	3.5	n/a	1.37%	1.37%	1.37%	1.37%	1.37%	1.37%
Annual average turnover-%	18.2%	17.1	12.6	n/a	13.0%	12.8%	12.6%	12.4%	12.2%	12.0%
Quantity of sign-on	138,349	199,979	123,561	87,161	192,000	191,820	191,645	191,474	191,308	191,147
Quantity of sign-off	248,087	220,693	83,082	101,753	173,976	173,550	173,126	172,702	172,280	171,858
Subscribers average base – Pay-TV – digital	n/a	n/a	n/a	n/a	71,000	105,000	127,000	169,854	227,169	303,824
Pay-TV –digital subscribers base/total base	n/a	n/a	n/a	n/a	5.3%	7.7%	9.2%	12.2%	16.1%	21.2%
Pay-TV – monthly fees – RMPU-R$	84.4	91.0	89.9	89.9	89.9	89.9	89.9	89.9	89.9	89.9
Digital Pay-TV – monthly fees-RMPU-R$	n/a	n/a	n/a	n/a	107.9	108.9	109.9	111.0	112.0	113.0
Pay-TV –sign-on-RMPU R$	218.1	92.8	59.3	37.8	30.2	18.1	10.9	6.5	3.9	2.4
Pay-TV –sign-on-RMPU, annual variation %	-11%	-57%	-59%	n/a	-40%	-40%	-40%	-40%	-40%	-40%

Source: NET and B&C+S

4.2.2. Broadband Revenues (Vírtua)

Broadband revenues (from Vírtua), for projection effects, basically comprise subscription revenues and other revenues. Major assumptions are described in Table 7.

As already shown, NET Vírtua subscriber base Vírtua increased an average 63% per year from 2001 to 2004, representing a growth above average market rates. In the first half of 2004, Vírtua’s average subscriber base has already increased by 68%. For the following years, this pace can slow down. Projections considered that growth per year will gradually drop from 45%, in 2005, to 15% in 2010.

The historical Vírtua subscriber base growth analysis enabled the identification of one significant indicator: pay-TV subscribers who also subscribe to broadband services. In order to use these services, the customer is legally required to have access to pay-TV. Broadband user projections consider that its share in relation to pay-TV users will increase from 11.7%, in 2004, to 41% in 2010.

The average pay-TV subscription revenue applied to the projected subscriber base resulted in the projected broadband subscription revenues.

Vírtua Hook-up revenues are not expected. NET has not charged a hook-up fee in view of some strategic changes. However, the new Vírtua subscriber is required to remain as an active subscriber for a minimum term.

Projected other revenues amounts in connection with broadband services correspond to a percentage of the service subscription revenues.

Table 7 - Vírtua revenue projection assumptions

Assumption	2002	2003	1H04	2H04E	2005E	2006E	2007E	2008E	2009E	2010E
Subscribers average base	50,319	68,659	115,620	153,859	195,372	263,752	337,855	425,697	510,837	587,462
Annual growth of payers base - %	47%	36%	68%	n/a	45%	35%	28%	26%	20%	15%
Annual average turnover	21.5%	12.9%	14.6%	n/a	13.2%	13.4%	13.5%	13.7%	13.8%	14.0%
Quantity of sign-on	17,153	46,954	46,676	46,676	86,499	103,692	119,845	146,124	155,862	158,870
Quantity of sign-off	10,813	8,887	8,437	8,437	25,867	35,312	45,741	58,281	70,723	82,245
Virtua Users/Pay-TV users - %	3.7%	5.3%	8.8%	11.7%	14.6%	19.4%	24.6%	30.5%	36.2%	41.0%
Virtua – monthly fees-RMPU-R$	68.1	65.7	59.1	59.1	54.4	51.7	50.1	49.1	48.1	47.2
Virtua – sign-on-RMPU – R$	69.1	31.8	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0
Other revenues – Virtua - % monthly fees revenue	2.0%	3.5%	2.9%	3.5%	3.2%	3.2%	3.2%	3.2%	3.2%	3.2%

Source: NET and B&C+S

4.2.3. Telecommunications revenues – Vicom

From 2002 to 2004, telecommunications service revenues (Vicom) have dropped by an average actual 9% per year. In projections, this revenue has the same reduction percentage per year.

4.2.4. Other revenues and total revenues

Projected other revenues consider the average percentage this account represented on pay-TV subscription revenues from 2002 to 2004. This percentage will remain at 3.3% throughout 2010, as described below:

Year	Other revenues / Pay-TV subscription revenues

2001:	4.3%
2002:	3.3%
2003:	2.7%
1Q 2004:	3.8%
2004 to 2010:	3.3%

Source: NET and B&C+S

Projected revenues show actual growth rates per year above the historical rates in 2003 (actual 1.8% growth) and 2002 (actual 13% decrease).These growth rates are the result of already-mentioned assumptions.

Table 8 below shows that NET’s revenue composition changes along the projected period. Increase in Vírtua subscription revenues has given rise to such a change.

Table 8 - Basic total revenue composition

	2002	2003	1H04	2H04	2005	2006	2007	2008	2009	2010
Total Revenues – Net consolidated	1,561,084	1,589,429	814,804	819,345	1,695,999	1,755,556	1,818,358	1,896,686	1,977,359	2,058,945
Total revenues – growth % p.a.	-13.0%	1.8%	2.5%	n/a	3.8%	3.5%	3.6%	4.3%	4.3%	4.1%
Pay-TV – monthly fees	89%	89%	87%	87%	86%	85%	83%	82%	80%	79%
Pay-TV – sign-on	2%	1%	1%	0%	0%	0%	0%	0%	0%	0%
Vírtua-monthly fees	3%	3%	5%	7%	8%	9%	11%	13%	15%	16%
Vírtua-sign-on	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Vírtua-others	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
Vicom	4%	4%	3%	3%	3%	3%	2%	2%	2%	2%
Other revenues	3%	2%	3%	2%	3%	3%	3%	3%	3%	3%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

4.3. Cost and expense projections

The data for major cost and expenses assumptions are shown in Table 9 and are described as follows:

  Programming – projected as a percentage (31%) of pay-TV subscription revenues. This percentage corresponds to the percentage value of the first half of 2004.

  Subscribers – projected costs consider two components: 1) the number of connected subscribers and a basic subscriber expense amount per year – historical data of the first half of 2004 per subscriber related to these costs was the basis for projection; 2) a percentage of fixed subscriber costs – remaining the expenses per year for the first half of 2004.

  Vicom – considered as a fixed percentage of Vicom service revenues. This percentage corresponds to the historical value of first half of 2004.

  Selling and administrative expenses - Vicom – considered as a fixed percentage of Vicom service revenues. Percentages correspond to historical value (average for 2003 and 2004).

  Administrative expenses– administrative expenses do not increase at the same pace as revenues. Projections show expenses for 2003 and first half of 2004 increasing slower than revenues. This increase corresponds to 49% (average for 2002 to 2004) of the Company’s gross revenue percentage growth per year.

  Marketing, operations and products – projection of these expenses considered the number of hook-ups for the period and the basic value expensed with hook-ups. Historical data for (average for 2003 and 2004) per hook-up for these expenses was the basis for the projection

  Bad debt expenses and other operating expenses – the amounts related to these expenses correspond to the average expense percentages in relation to gross revenue for 2003 and 2004.

  Depreciation expenses – historical value of depreciation expenses was calculated in relation to prior-year property and equipment. Projection used the 2004 percentage as a reference basis.

  Amortization of goodwill on acquisition – NET shows the amount of R$527 million as goodwill on acquisition in deferred charges. In accordance with NET, this asset is amortized in installments calculated based on the asset maturity dates. Amortization ends in 2010.

  Amortization of cost of deferred charges – the account “Deferred costs” shows accumulated costs on new subscriber connection expenses. Amortization expense corresponds to the account “Accumulated amortization– deferred” balance. This account corresponds to a fixed percentage of deferred charge costs along projections.

Table 9 - Major cost and expense assumptions

	2002	2003	1H04	Projections
Programming costs - % - Pay-TV monthly fees revenue	35%	31%	31%	31%
Subscribers annual costs – R$/TV subscriber	145	142	131	131
Subscribers annual costs – fixed – R$ (000)	75,957	69,856	67,565	67,565
Vicom costs % Vicom Revenue	54.5%	61.3%	56.7%	56.7%
Annual administrative expenses – R$ (000)	183,017	183,357	196,211	189,784
Marketing expenses and Pay-TV sign-on operations –R$	67	227	246	236
Administrative expenses – Vicom - % Vicom Revenue	10.3%	11.7%	11.2%	11.4%
Vicom Sales expenses - % Vicom Revenue	5.9%	4.3%	8.5%	6.4%
Doubtful accounts expenses - % gross revenue	2.4%	1.4%	1.5%	1.5%
Other operating revenues - % gross revenue	6.6%	1.4%	1.1%	1.3%
Depreciation – expense in relation to previous fixed assets balance	6.0%	6.7%	6.3%	6.3%

Source: NET and analyses by B&C+S

For projection effects, the financial expenses are not included in operating expenses. It is understood that the operation financing policy should not impact the Company’s results. Accordingly, likewise financial income, financial expenses are not included in projections (except for their effects on taxable income). On the other hand, liability balances in association with possible financial expenses mitigate the value of discounted cash flow analysis.

4.4. Taxes and rates

4.4.1. Direct taxes

For taxes directly levied on revenues, current rates on sector company activities were applied, as follows:

  State VAT (ICMS) – 10% on pay-TV services, and 25% on revenues from Vírtua and Vicom;

  Service Tax (ISS) – 5% on hook-up revenues and other revenues;

  Tax on revenue (PIS) – 0.65%;

  Tax for Social Security Financing (COFINS) – 3%;

  Telecommunications funds (FUST and FUNTEL) – 1.5% on gross revenue net of ISS, PIS, COFINS, and ICMS.

Source: NET

4.4.2. Income tax and social contribution

Prevailing rules are applicable to Income tax and social contribution, that is, social contribution at 9% on taxable income, and income tax at 15% on taxable income plus 10% surtax on the amount exceeding R$ 240 thousand per year. Accumulated tax losses have reduced the taxable income basis by up to 30%.

4.5. Balance sheet assumptions

Balance sheets were used only as a basis for preparing cash flows, and calculating depreciation and amortization expenses. Cash flow considers variations in current asset and liabilities account balances. balance sheet is also used to show the variation in the Company’s shareholders’ equity in view of estimated profits, distributed dividends, and expected capital contributions.

Detailed assumptions used for balance sheet projection are described below.

4.5.1. Assets

  Cash and cash equivalents – cash balance along projections corresponds to the value of 3.1 months1 worth of operating costs and expenses. This theoretical cash balance was considered as the minimum necessary for working capital.

  Trade accounts receivable – this account balance corresponds to the value of 1.2 month2 worth of projected revenues for the year.

  Doubtful accounts Provision – this account corresponds to a percentage of trade accounts receivable. Historical values of this percentage were analyzed and included therein. NET’s average2 provision corresponds to 27% of trade accounts receivable.

  Inventories – in general this account shows the value of items used in connections with new subscribers. Its balance is equivalent to 2.8 month2 worth of hook-up investments. This ratio corresponds to inventories balance for a period in relation to monthly hook-up expenses. The application of this ratio to expected hook-up investments results in the inventories balance for each year.

  Others (a current assets account) – this account balance results from the application of a fixed percentage to the cash and cash equivalents account. The percentage corresponds to the ratio between the “Others” account and “cash and cash equivalents” accounts in June 2004.

  Long-term assets, investment accounts, and property and equipment – others (permanent assets) – Projection does not consider variations in these accounts, since they do not have an operating purpose.

  Property and equipment expenses – correspond to the beginning investment balance in property and equipment added to new investment amounts carried out in the period.

  Deferred costs - deferred charges amount includes expected expenses necessary for the acquisition of new subscribers for the period, plus the beginning account balance.

  Accumulated depreciations –sum-up of depreciation expenses.

____________________________
[2]	NET’s average historical amounts for 2003 and 2004.

  Accumulated amortization – this account balance corresponds to a fixed percentage of property and equipment costs. The historical development of this percentage was analyzed and the value used in the first half of 2004 was equivalent to 86.9%.

4.5.2. Liabilities

  Current liabilities – this projected account balance is equivalent to 2.6 month2 worth of operating costs and expenses for the projected year. This ratio corresponds to the current liabilities balance in relation to monthly operating costs and expenses in the same period. The application of this ratio to expected operating costs and expenses results in the current liabilities balance for each year. Calculation disregarded non-operating amounts related to programming debts and liabilities.

  Long-term liabilities – projection does not include this account, due to its non-operating purpose.

  Capital stock – this balance includes the beginning book balance as of June 30, 2004, plus, from the second half of 2004 on, the sum-up of capital contributions necessary along projections.

  Retained earnings – sum-up of projected net income.

  Distributed dividends – a theoretical account designed to break down the sum-up of possible dividends distributed along projections.

4.6. Cash flow assumptions

4.6.1. Investments

  Fixed assets cost – the invested amount corresponds to a percentage of the gross revenue based on the average for 2003 and 2004. Based on information provided by NET, during this period the amount equivalent to 4.4% of gross revenues was invested in this account, with this percentage maintained along projections. Fixed assets costs also include disbursements to be made in connection with provision of digital TV services. Expected expenses, provided by NET, are shown in the table below.

Table 10 - Investments in digital TV

Period	R$ (000)
2H04	30,200
2005	23,000
2006	13,000
2007	10,000
2008	10,000
2009	10,000
2010	10,000

Source: NET

  Deferred costs – investments with new subscribers are included in this accounts which is summed up to fixed assets. The value of R$ 92.8 per subscriber was adopted for projection purposes. This amount corresponds to the average for the first half of 2004.

4.6.2. Company’s cash flows

The Company’s cash flows are the basis for the analysis of the restructuring impact on NET and for the calculation of its suggested theoretical value per share.

These cash flows imply capital contributions and distribution of dividends. For projection effects, negative cash flows have been offset against capital contributions. Likewise, positive cash flows were distributed through dividends.

The Company’s cash flows are calculated as follows:

•	Net operating income/loss for the period - EBIT
•	(-) Income tax and social contribution on net income (calculated after financial result)
•	(+) Depreciation and amortization
•	(+) Changes in working capital
•	(=) Cash flows from operating activities
•	(-) Cash flows from investment activities
•	Property and equipment costs
•	Deferred costs
•	(=) Company’s cash flows

5. Assumptions for Analysis – Before-Capital Restructuring Scenario

Assumptions presented in “General analysis assumptions” served as a basis for the preparation of the income statement and cash flow projections. There is no difference in these statements for the scenarios before and after restructuring. There is only a small difference in the projected balance sheet.

Accordingly, both analysis scenarios have differences in assumptions only in relation to the following items:

  Discount rate of projected cash flows;

  Debt value for analysis purposes.

The Company is in default regarding the payment of interest installments and the principal amount of its debt. Under the scenario before restructuring, this is translated into the following basic assumptions:

  The Company is in default and this is the main characteristic of the before-restructuring scenario;

  The Company’s financial risk rated as D level. This rating corresponds to the information provided by Standard & Poor’s through June 30, 2004. This rating determines the premium for the financial risk demanded by possible NET’s creditors;

  The Company will not be able to extend payment terms of its past-due debts;

  The Company will not be able to raise additional long-term funds in the market. It will neither be able to assume new long-term debts nor to obtain cash from its shareholders.

  Its share quotations that best reflect the default situation correspond to those of negotiations held in the first half of 2003. NET understands that in this period the share prices were free from influences of market awareness of its capital restructuring.

5.1. Discount rate

Both under the before- and after-restructuring scenario, the company’s weighted average cost of capital was considered for calculation of discount rate. The Company’s Weighted Average Cost of Capital (WACC) is the adequate rate to discount the operating cash flows, since it reflects the opportunity cost of capital providers, weighted by the company’s capital structure. Companies in the pay-TV market work, in general, with financial leverage.

The discount rate used, in actual terms, was 18.45% per year for the scenario before restructuring. This rate corresponds to a weighted average cost of capital which considers several financing components: equity capital, debt capital, and the capital structure before its company restructuring.

5.1.1. Theoretical capital structure before capital restructuring

The definition of NET’s capital structure in the scenario before restructuring considered the accounting debt and its market capitalization value. As of June 30, 2004, NET had a debt of R$ 1.5 billion. The table below shows the summarized breakdown of this debt.

Table 11 - Debt before capital restructuring

Item	R$ (000)

Bank loans	1,068,715
Debentures	387,175
Accounts payable to shareholders	40,322
Gross debt - before the restructuring	1,496,212

Market capitalization before restructuring (R$734.5 million) corresponds to the number of shares before restructuring (2.03 billion) multiplied by the average share quotation in the first half of 2003 (R$0.36 – source: Economática and B&C+S calculations).

Accordingly, NET’s capital structure before restructuring may correspond to the amounts shown in the following table.

Table 12 - Theoretical capital structure before capital restructuring

Item	Amounts

Debt - R$ (000)	1,496,212

Shares average price in the 1H03 - R$/share	0.36
Market capitalization - R$ (000)	734,521
Debt + market capitalization - R$ (000)*	2,230,734

Quantity of shares	2,028,855

These values result in the percentage breakdown as follows:

  Debt capital: 67%

  Equity capital: 33%

5.1.2. Cost of equity - Ke

Both under the before- and the after-restructuring scenario, the calculation of cost of equity was based on the CAPM model (Capital Asset Pricing Model). Its formula and calculation for the scenario before restructuring is as follows:

____________________________
3	Refers to US treasury securities with long-term maturity – source: US Treasury, average, June 2004 data

4	Leveraged beta – Volatility of the share return in relation to market return (non-diversifiable risk index), calculated based on the pay TV market in the USA.

5	Average value between 1930 and 2003, source: Aswath Damodaran, 2004

6	Source: IPEA, average of 12 months in June 2004 - C-Bond spread on US securities

7	Average variation in the last 5 years of Consumers Price Index (CPI) – Source: Bureau of Labor Statistics - BLS - www.bls.gov

5.1.3. Beta calculation

(beta) is to be understood as the systematic risk coefficient (non-diversifiable risk) which is the measure of the volatility of returns of an asset in relation to returns of the market as a whole. In this case, data from the pay-TV market in the USA (unleveraged beta 1.56 –D/ index E 61.9% - taxes 6.7% - source: Aswath Damodaran, 2004) and NET (effective income tax and social contribution rate 22.3% - D/ENET index 204% before restructuring) were used as a reference.

The leveraged beta for NET was calculated as follows:

5.1.4. Cost of debt - Kd

Cost of third parties’ capital corresponds to the cost of NET’s debt before restructuring. Under this scenario, creditors would demand a premium for the Company’s financial risk. This causes the theoretical cost of contracting a new debt to exceed NET’s historical accounting cost of debt.

The calculation and formula of cost of debt under the scenario before restructuring is as follows (sources of data are the same as of assumptions already presented in prior sections):

The formula above includes the implicit concept that, according to the Company’s default risk rating, a risk premium should be added to the return offered by debt securities with no risk. It is understood that US long-term treasury securities offer the lowest possible risk. The result of this sum shows the debt cost in the USA in nominal terms and without considering the offered tax benefit. Accordingly, the following adjustments are made: addition of Brasil risk, deduction of US inflation rate, deduction of Brazilian inflation rate and deduction of effective tax benefit provided by the debt to NET.

5.1.5. Weighted average cost of capital (WACC)

WACC was calculated according to the formula as follows:

____________________________
8	Source: Aswath Damodaran, premium for the default risk for companies with risk rating level D, February 2004.

5.1.6. Weighted average cost of capital ranges

The Brazil risk corresponds to the average of twelve months in June 2004. This average represents a standard deviation of 0.0097. By applying the variation of 2 standard deviation to the Brazil Risk value of 6.4% applied in the calculation formula of the cost of equity and third parties’ capital cost, the following ranges of weighted average cost of capital are obtained:

Table 13 - Weighted average cost of capital ranges – Before restructuring

	Lower	Average	Higher
Country risk	4.5%	6.4%	8.3%
Ke	19.24%	21.17%	23.10%
KdA		17.11%
WACC	17.81%	18.45%	19.08%

6. Assumptions for Analysis – Scenario After Restructuring

As mentioned, the scenario after restructuring differs from the scenario before restructuring mainly in the following points:

  Discount rate of projected cash flows;

  Debt value for analysis purpose.

As well as the discount rate, the debt amount under the scenario after restructuring is directly impacted by the expected cash inflow due to the new share issuance. The following sections show the characteristics of this possible share issuance. They also show the resulting changes to liabilities and weighted average cost of the Company’s capital.

6.1. Share issuance

As herein mentioned (item 3.4), NET is undergoing a capital restructuring process. This process includes several variables and offers different options to those involved. For this analysis purpose, however, only the following assumptions informed by NET to B&C+S were considered:

1. As regards the terms disclosed in the notices of material fact in June 2004, NET understands that it may carry out the issuance of a total 1,825,021,996 shares. It was then considered that NET will carry out the conversion of its total shares.

2. Said issuance will be carried out at R$0.35 per share. This price corresponds to the subscription value defined in accordance with the agreement 1 signed between Globopar and Telmex. This amount also corresponds to the share unit price, which, according to relevant notice in June 2004, creditors accepted to receive in exchange of their debt.

3. Said issuance will generate for NET a capitalization of R$638.8 million which will be used to settle short-term financial debts.

4. As a consequence of said issuance, for the purpose of this analysis, the number of NET shares increases from 2,028,855 thousand to 3,853,877 thousand.

5. The Company’s creditors will waive the amount of R$106.8 million corresponding to fines.

The theoretical date for issuance of these shares, for this analysis purpose, is July 1, 2004 (first business day of the second half of 2004).

Table 14 - Summary of restructuring share issuance assumptions

Item	Valor

Capital subscription to occur - R$ (000)	638,758
Price per share to issue - R$	0.35
Quantity of shares issued - (000)	1,825,022

6.2. Liabilities

Funds arising from referred share issuance would be used, for this study purpose, to pay short-term loans and financings. The bank loan value under the scenario before restructuring exceeds the same account value under the scenario after restructuring.

Funds arising from referred share issuance are part of the Company’s capital. Under the scenario after restructuring, this account contains the beginning account balance as of June 30, 2004 plus, as from the second half of 2004, the amount of R$638.8 million resulting from the restructuring and the sum-up of capital contributions required during projections.

6.3. Discount rate

The discount rate used, in actual terms, was 13.65% per year under the scenario after restructuring. This rate corresponds to the weighted average cost of capital.

6.3.1. Theoretical capital structure after capital restructuring

Just as under the scenario before restructuring, under the scenario after restructuring, the definition of NET’s capital structure occurred considering its book debt and market capitalization value. But these amounts were changed.

With the cash inflow resulting from the share issuance, NET would reduce its debt. At the same time, creditors would waive R$106.8 million in fines. This waive would generate NET a revenue upon which income tax and social contribution would be levied on. The table below shows the debt final summarized breakdown after restructuring.

Table 15 - Debt after capital restructuring

Item	R$ (000)

Gross debt - before the restructuring	1,496,212
Debt to be paid in the restructuring	(638,758)
(-) Fine to be forgiven	(106,800)
Taxes on the revenue with fine forgiveness (34%)	36,312
Gross debt - after the restructuring	786,967

Market capitalization after restructuring (R$2.2 billion) corresponds to the amount (R$1.54 billion) resulting from the number of shares before restructuring multiplied by the share average quotation in June 2004 (R$0.76 - source: Economática and B&C+S calculations) added to capital contribution theoretical value (R$639 million).

In fact, NET’s capital structure after restructuring may reach the amounts shown in the table as follows:

Table 16 - Theoretical capital structure after restructuring

Item	Amounts

Debt - R$ (000)	786,967

Shares average price in the 1H03 - R$/share	0.76

Market capitalization - R$ (000)	2,180,687
Debt + market capitalization - R$ (000)	2,967,654

Quantity of shares	3,853,877

These values result in the following percentage breakdown:

  Debt capital: 27%

  Equity capital: 73%

6.3.2. Equity Capital Cost- Ke

Just as under the scenario before restructuring, under the scenario after restructuring, the calculation of cost of equity was based on the CAPM model (Capital Asset Pricing Model). Its formula and calculation are as follows:

6.3.3. Beta calculation

Under the scenario after restructuring, the leveraged beta for NET was calculated based on the formula as follows:

Leveraged BetaNET = Unleveraged BetaUSA o [1+(1-TBrazil).D/ENET]

Data from the pay-TV market in the USA (unleveraged beta 1.56 –D/E index 61.9% - taxes 6.7% - source Aswath Damodaram, 2004) and from NET (effective income tax and social contribution of 22.3% - D/ENET index 36% resulting from restructuring) were also used.

6.3.4. Cost of debt - Kd

Cost of debt under the scenario after restructuring corresponds to the cost of NET’s restructured debt.

The actual remuneration rate to be paid to future creditors of NET’s senior debt was adopted as the cost of the restructured debt, less the tax benefit generated by the recognition of such expense. According to notice of material fact on June 27, 2004 disclosed by NET, senior debt would have the cost of CDI10 rate plus an average value of 2.71%. This cost, without inflation, is equivalent to 11.99%. Accordingly, the cost of the restructured debt is as follows:

_____________________________
10

CDI – Interest rate for interbank deposits. Considering the Selic rate of 16%, according to the Central Bank, COPOM minutes as of June 24, 2004, deflated at a 6% inflation rate (IPCA, expectations for 2004 – source: inflation report of June 2004, Central Bank)

6.3.5. Weighted average cost of capital (WACC)

WACC was calculated according to the following formula:

6.3.6. Weighted average cost of capital ranges

By applying the variation of 2 standard deviations of the 6.4% Brazil Risk applied in the cost calculation formula of equity capital and debt capital, the following ranges of weighted average cost of capital are obtained:

Table 17 - Weighted average cost of capital after restructuring ranges

	Lower limit	Average	Higher limit
Country risk	4.5%	6.4%	8.3%
Ke	13.28%	15.21%	17.14%
Kd		9.32%
WACC	12.23%	13.65%	15.06%

6.4. Limitations on capital restructuring assumptions

One cannot assure that the capital restructuring disclosed in the notices of material fact in 2004 and considered in this report will effectively be carried out. There is also a number of factors that can change, partially or in the whole, the assumptions shown in this report. These changes would result in a value per share, under the scenario after restructuring, different from the analysis comprised in this report. These factors include, but are not limited to the following:

  The considered share issuance price of R$0.35 directly impacts the number of shares to be issued and the theoretical price per NET’s share.

  The share issuance price will be determined by the bookbuilding process. The price per share to be effectively practiced in the issuance is likely to be significantly different from 0.35. This would imply a different number of shares to be issued in order to obtain a funding of R$ 638.8 million.

  The number of shares to be issued may vary irrespective of the price to be practiced in the issuance.

  It is not possible to foresee when capital restructuring will be carried out.

  The effective restructuring depends on the adhesion of at least 95% of the Company’s creditors. But the notice of material fact in June 2004 reports that 70% of creditors had already signed the “Letter”.

  The notices of material fact mentions an agreement entered into by and between Globopar and Telmex. The carrying-out of agreed operations between these companies is subject to certain conditions, including the prior approval of the Brazilian Telecommunications Agency (Anatel), realization of the restructuring plan, negotiations with other parties to the existing NET Shareholders’ Agreement aiming at its change or replacement, and certain approvals by NET corporate companies. It is not possible to foresee the effects the realization, if any, of operations agreed between Globopar and Telmex will have on NET’s share value.

  Each NET creditor group may select the renegotiation option (see item 3.4) that best suits its investment purposes. This choice is subject to adjustments, based on a possible higher or lower demand to each option. The set of choices resulting from the restructuring may be significantly different from the assumptions adopted in this report. This would give rise to a change in the capital structure, weighted average cost of capital and other factors.

  NET may prepay the senior debt and the convertible subordinated debt at any time, partially or in the whole, at is discretion. This will change its capital structure that may differ from that adopted as an assumption under the scenario after restructuring shown herein.

7. Projected financial statements

The consolidated financial statements consist of NET’s projected accounting reports. The projections comprise the summarized accounting reports as follows:

  Income statement for the year;

  Balance sheet (prepared only for projection purposes). As there is a difference in the debt value between the before- and after-restructuring scenarios, there are two resulting balance sheets;

  Cash flow statement.

Table 18 - Consolidated income statement – projected – R$ (000)

Revenues	2H04	2005	2006	2007	2008	2009	2010

Pay-TV	714,959	1,465,637	1,491,635	1,516,770	1,548,548	1,585,828	1,630,383
Pay-TV - total - monthly fees	711,660	1,459,831	1,488,155	1,514,684	1,547,298	1,585,079	1,629,934
Pay-TV - sign-on	3,298	5,806	3,480	2,086	1,251	750	449
High-speed Internet	56,404	131,647	168,837	209,785	259,043	304,634	343,323
Virtua - monthly fees	54,513	127,540	163,570	203,240	250,961	295,130	332,612
Virtua - sign-on	7	-	-	-	-	-	-
Virtua - other revenues	1,884	4,107	5,267	6,545	8,082	9,504	10,711
Telecommunication revenue - Vicom	28,324	50,770	46,208	42,056	38,277	34,838	31,708
Other revenues	19,658	47,945	48,875	49,747	50,818	52,058	53,532

Gross Revenue	819,345	1,695,999	1,755,556	1,818,358	1,896,686	1,977,359	2,058,945

Gross revenue deductions	(133,469)	(276,967)	(290,529)	(305,126)	(323,237)	(341,205)	(358,357)
ISS	(1,242)	(2,893)	(2,881)	(2,919)	(3,008)	(3,116)	(3,235)
ICMS	(91,875)	(190,561)	(201,260)	(212,793)	(227,039)	(241,000)	(254,073)
PIS	(5,326)	(11,024)	(11,411)	(11,819)	(12,328)	(12,853)	(13,383)
COFINS	(24,580)	(50,880)	(52,667)	(54,551)	(56,901)	(59,321)	(61,768)
FUST and FUNTTEL	(10,445)	(21,610)	(22,310)	(23,044)	(23,961)	(24,916)	(25,897)
Net Revenue	685,876	1,419,032	1,465,027	1,513,233	1,573,449	1,636,154	1,700,589

Operating Costs and Expenses

Cost of Services Rendered	(354,556)	(718,901)	(727,384)	(735,582)	(745,886)	(757,998)	(772,483)
Programming	(217,735)	(446,640)	(455,305)	(463,422)	(473,400)	(484,960)	(498,683)
Subscribers costs and others	(120,770)	(243,491)	(245,893)	(248,327)	(250,795)	(253,296)	(255,832)
Costs - Vicom	(16,051)	(28,771)	(26,186)	(23,833)	(21,691)	(19,742)	(17,968)

Gross Income	331,321	700,131	737,643	777,651	827,563	878,156	928,105

Operating income	(141,919)	(297,238)	(301,131)	(305,285)	(310,666)	(316,256)	(321,958)
Administrative Expenses	(98,202)	(202,175)	(204,771)	(207,511)	(211,029)	(214,670)	(218,375)
Net Serviços	(94,892)	(196,364)	(199,482)	(202,697)	(206,648)	(210,682)	(214,746)
Administrative expenses - Vicom	(3,310)	(5,812)	(5,289)	(4,814)	(4,382)	(3,988)	(3,630)
Sales Expenses	(32,359)	(73,633)	(74,178)	(74,798)	(75,671)	(76,602)	(77,567)
Marketing, operations and products	(19,492)	(45,400)	(45,358)	(45,316)	(45,276)	(45,237)	(45,198)
Doubtful accounts expenses	(11,643)	(24,999)	(25,876)	(26,802)	(27,957)	(29,146)	(30,348)
Sales expenses - Vicom	(1,224)	(3,234)	(2,944)	(2,679)	(2,438)	(2,219)	(2,020)
Other Operating Expenses	(11,358)	(21,430)	(22,183)	(22,976)	(23,966)	(24,985)	(26,016)

Earnings before Tax, Interest, D. and A. (Ebitda)	189,402	402,892	436,512	472,366	516,897	561,899	606,147

Depreciation	(81,217)	(158,235)	(164,392)	(170,083)	(175,759)	(181,652)	(187,769)
Amortization - goodwill on acquisition	(35,356)	(58,094)	(28,701)	(19,159)	(15,087)	(14,597)	(8,929)
Amortization - deferred	(7,033)	(15,493)	(15,479)	(15,465)	(15,451)	(15,438)	(15,425)

Earnings before Taxes and Interest (Ebit)	65,795	171,070	227,940	267,660	310,600	350,213	394,024
Income Tax and Social Contribution Provision	-	(18,937)	(36,288)	(50,603)	(66,777)	(83,358)	(102,287)
Net Operating Income (Noplat)	65,795	152,133	191,652	217,057	243,823	266,856	291,738

Table 19 - Consolidated balance sheet – before restructuring – projected – R$ (000)

Assets	2H04	2005	2006	2007	2008	2009	2010

Current Assets	516,369	530,119	539,373	548,856	560,796	573,704	587,662
Cash and cash equivalents	252,643	258,543	261,692	264,835	268,826	273,330	278,466
Clients	165,459	171,245	177,259	183,600	191,509	199,654	207,892
Bad debts reserve	(45,295)	(46,879)	(48,525)	(50,261)	(52,426)	(54,656)	(56,911)
Inventory	3,768	4,150	4,146	4,143	4,139	4,135	4,132
Others - current assets	139,794	143,059	144,801	146,540	148,748	151,240	154,083

Long-term assets	412,410	412,410	412,410	412,410	412,410	412,410	412,410

Permanent Assets	1,097,671	981,234	880,649	783,674	688,536	591,540	497,679
Investments	146,774	88,679	59,978	40,819	25,732	11,136	2,207
Net worth and others	2,207	2,207	2,207	2,207	2,207	2,207	2,207
Goodwill on acquisition	527,025	527,025	527,025	527,025	527,025	527,025	527,025
Accumulated amortization - goodwill on
acquisition	(382,458)	(440,553)	(469,254)	(488,412)	(503,499)	(518,096)	(527,025)
Fixed Assets	904,706	844,030	769,816	689,671	607,294	522,570	435,316
Cost - fixed assets	2,507,266	2,604,824	2,695,002	2,784,940	2,878,321	2,975,249	3,075,764
Accumulated Depreciation/amortization	(1,586,008)	(1,744,242)	(1,908,634)	(2,078,717)	(2,254,475)	(2,436,127)	(2,623,896)
Others - fixed assets	(16,552)	(16,552)	(16,552)	(16,552)	(16,552)	(16,552)	(16,552)
Deferred Assets	46,191	48,524	50,855	53,183	55,510	57,834	60,156
Cost - deferred assets	352,972	370,798	388,608	406,401	424,179	441,941	459,688
Accumulated amortization - deferred assets	(306,781)	(322,274)	(337,753)	(353,218)	(368,669)	(384,107)	(399,531)

Total Assets	2,026,450	1,923,763	1,832,432	1,744,940	1,661,742	1,577,654	1,497,751

Liabilities	2H04	2005	2006	2007	2008	2009	2010

Current liabilities	1,871,009	1,876,088	1,878,798	1,881,503	1,884,938	1,888,815	1,893,235

Banking loans and other financings	1,109,037	1,109,037	1,109,037	1,109,037	1,109,037	1,109,037	1,109,037
Debentures	387,175	387,175	387,175	387,175	387,175	387,175	387,175
Programming liability	157,349	157,349	157,349	157,349	157,349	157,349	157,349
Other accounts of current liabilities	217,448	222,527	225,237	227,942	231,377	235,253	239,674

Long-term liabilities	588,548	588,548	588,548	588,548	588,548	588,548	588,548

Shareholders' equity	(433,107)	(540,873)	(634,913)	(725,110)	(811,743)	(899,708)	(984,032)
Capital Stock and Capital Reserve	3,187,929	3,187,929	3,187,929	3,187,929	3,187,929	3,187,929	3,187,929
Dividends distributed (reducing account)	(181,833)	(441,732)	(727,425)	(1,034,678)	(1,365,135)	(1,719,955)	(2,096,017)
Retained earnings	(3,439,203)	(3,287,070)	(3,095,417)	(2,878,361)	(2,634,538)	(2,367,682)	(2,075,944)

Total liabilities	2,026,450	1,923,763	1,832,432	1,744,940	1,661,742	1,577,654	1,497,751

Table 20 - Consolidated balance sheet – after restructuring – projected – R$ (000)

Assets	2H04	2005	2006	2007	2008	2009	2010

Current Assets	516,369	530,119	539,373	548,856	560,796	573,704	587,662
Cash and cash equivalents	252,643	258,543	261,692	264,835	268,826	273,330	278,466
Clients	165,459	171,245	177,259	183,600	191,509	199,654	207,892
Bad debts reserve	(45,295)	(46,879)	(48,525)	(50,261)	(52,426)	(54,656)	(56,911)
Inventory	3,768	4,150	4,146	4,143	4,139	4,135	4,132
Others -current assets	139,794	143,059	144,801	146,540	148,748	151,240	154,083

Long-term assets	412,410	412,410	412,410	412,410	412,410	412,410	412,410

Permanent Assets	1,097,671	981,234	880,649	783,674	688,536	591,540	497,679
Investments	146,774	88,679	59,978	40,819	25,732	11,136	2,207
Net worth and others	2,207	2,207	2,207	2,207	2,207	2,207	2,207
Goodwill on acquisition	527,025	527,025	527,025	527,025	527,025	527,025	527,025
Accumulated amortization -
goodwill on acquisition	(382,458)	(440,553)	(469,254)	(488,412)	(503,499)	(518,096)	(527,025)
Fixed assets	904,706	844,030	769,816	689,671	607,294	522,570	435,316
Cost - fixed assets	2,507,266	2,604,824	2,695,002	2,784,940	2,878,321	2,975,249	3,075,764
Depreciation/Accumulated
Amortization	(1,586,008)	(1,744,242)	(1,908,634)	(2,078,717)	(2,254,475)	(2,436,127)	(2,623,896)
Others - fixed assets	(16,552)	(16,552)	(16,552)	(16,552)	(16,552)	(16,552)	(16,552)
Deferred Assets	46,191	48,524	50,855	53,183	55,510	57,834	60,156
Cost - deferred assets	352,972	370,798	388,608	406,401	424,179	441,941	459,688
Accumulated amortization -
deferred assets	(306,781)	(322,274)	(337,753)	(353,218)	(368,669)	(384,107)	(399,531)

Total Assets	2,026,450	1,923,763	1,832,432	1,744,940	1,661,742	1,577,654	1,497,751

Liabilities	2H04	2005	2006	2007	2008	2009	2010

Current Liabilities	1,232,252	1,237,330	1,240,040	1,242,745	1,246,180	1,250,057	1,254,478

Banking loans and other financings	470,279	470,279	470,279	470,279	470,279	470,279	470,279
Debentures	387,175	387,175	387,175	387,175	387,175	387,175	387,175
Programming liabilities	157,349	157,349	157,349	157,349	157,349	157,349	157,349
Other accounts of the current
liabilities	217,448	222,527	225,237	227,942	231,377	235,253	239,674

Long-term liabilities	588,548	588,548	588,548	588,548	588,548	588,548	588,548

Shareholders' equity	205,651	97,885	3,844	(86,352)	(172,986)	(260,950)	(345,274)
Capital Stock and Capital Reserves	3,826,687	3,826,687	3,826,687	3,826,687	3,826,687	3,826,687	3,826,687
Dividends distributed (reducing
account)	(163,415)	(395,610)	(657,207)	(945,006)	(1,261,686)	(1,609,601)	(1,986,973)
Retained earnings	(3,457,621)	(3,333,191)	(3,165,635)	(2,968,033)	(2,737,986)	(2,478,036)	(2,184,988)

Total Liabilities	2,026,450	1,923,763	1,832,432	1,744,940	1,661,742	1,577,654	1,497,751

Table 21 - Consolidated cash flow statement – projected – R$ (000)

Cash flow – R$ (000)	2H04	2005	2006	2007	2008	2009	2010

EBIT	65,795	171,070	227,940	267,660	310,600	350,213	394,024
Income Tax and Social Contribution Provision	-	(18,937)	(36,288)	(50,603)	(66,777)	(83,358)	(102,287)
Depreciation and amortization	123,607	231,822	208,571	204,706	206,297	211,686	212,123
Net Working Capital Variation	66,744	(8,671)	(6,544)	(6,778)	(8,504)	(9,032)	(9,537)
Operating Activities Cash Flow	256,146	375,284	393,679	414,985	441,615	469,510	494,324

Investment Activities Cash Flow	(74,312)	(115,385)	(107,987)	(107,731)	(111,159)	(114,690)	(118,262)
Cost - fixed assets	(66,220)	(97,559)	(90,177)	(89,938)	(93,381)	(96,928)	(100,515)
Cost - deferred assets	(8,092)	(17,826)	(17,810)	(17,793)	(17,777)	(17,762)	(17,747)

Company's cash flow	181,833	259,899	285,693	307,253	330,456	354,820	376,062

8. Discounted cash flow method

Introduction

The present value method of the projected operating cash flow (company’s cash flow) aims at analyzing the Company’s theoretical value before and after capital restructuring, based on its ability to remunerate its long-term capital providers.

Therefore, under this method, it is assumed that the Company’s theoretical value corresponds to the projected operating cash flow value, discounted at the rates which properly reflect the expected actual remuneration, in view of the risk associated with the industry and the company under analysis.

By projected operating cash flow we understand the net cash generated by the Company’s operation for distribution to its capital providers (shareholders, long-term loan creditors and other components of the Company’s capital structure).

This method requires the determination of the three major components:

1°) Projected operating cash flow, determined based on a simulation model applicable to the Company. This model considers the economic and financial variables that impact the formation of NET’s future cash flows. The preparation of the projected operating cash flow is based on constant currency. Inflation rate and its impact on cash flows are not projected.

2°) Residual value, which is the business value at the end of the period under analysis (perpetuity). Perpetuity is 6.5 years after the analysis base date.

3°) The discount rate used to calculate the present value of future cash flow and the residual value considers the weighted average cost of capital. In conformity with the preparation of the projected operating cash flow, discount rate shows actual percentages only. Inflation rate is not considered.

Figure 1 - Method summary

Operating Cash Flow

A projection model comprising the 2004-2010 period has been prepared. This model generated, on an integrated basis, the projection of balance sheets, income statements and operating cash flows.

The model considered the most probable assumptions related to:

- Growth of revenues;

- Fixed and variable costs;

- Need for new investments;

- Macroeconomic scenario.

The operating cash flow thus calculated realistically represents the result of the effective receipts and disbursements calculation related to the company’s operations, under set assumptions.

Under the adopted methodology, the model adjusts balance sheets so as to eliminate items that do not impact the Company’s operating cash flow, such as investments or financial debts. Accordingly, the net operating cash flow neither considers any interest payable in connection with the capital structure financing (such as long-term loans or debentures), nor any interest receivable related to investments of cash balances.

The adopted methodology also considers that all cash balances, in addition to the minimum required for the Company’s normal operation have been distributed to its capital providers. This distribution has solely a simulation effect and does not reflect the Company’s dividend distribution policy.

Residual Value

The Residual Value is the company’s remaining value at the end of the projections horizon (after 2010). The Perpetual Growth Method was applied for its calculation, by assuming that the cash flow generated in the last year of the period for which projections were made will continually grow at a constant rate. Accordingly, one can demonstrate that the residual value calculation follows the formula below:

Figure 2 - Residual value calculation formula

Company’s theoretical present value

The Company’s theoretical present value, in both scenarios, is the sum-up of discounted cash flows and residual values.

The following adjustments should be made to this value:

  Addition of present value of cash and banks balance;

  Addition of present value of the Company’s other assets, which do not contribute to compose cash flows;

  Deduction of present value from possible debts related with its capital structure financing;

  Deduction of present value of the Company’s liabilities not reflected in cash flow projections.

Figure 3 - Adjustments to be made for analysis of capital restructuring impact on company’s value

Perpetuity

Projected perpetuity was calculated not including the actual cash flow growth from 2011 on.

Discount rate

Discount rate, as already shown, corresponds to the Company’s weighted average cost of capital (items 5.1.5 and 6.3.5).

Financing cost through equity capital

The financing cost through equity capital was estimated under the CAPM model, which relates the return expected by the investor with the risk level incurred. This risk is calculated by considering three factors, namely: country risk, industry risk and liquidity risk.

In order to estimate the equity capital financing cost, data from the US market is used, since Brazilian stock market data cause distortions from the model. Accordingly, the Brazil risk should be included in the model, whereas the expected US inflation rate should be excluded, since even US data have their inflation rate portion.

The typical equation under the CAPM model has already been shown in prior assumptions (items 5.1.2 and 6.3.2)

Financing cost through third parties’ capital

The financing cost through third parties’ capital corresponds to interest rates paid to these creditors. Under the scenario before restructuring, it corresponds to the cost at which creditors would be willing to offer credit to a D-credit-rating company.

Income tax and social contribution rates directly impact on debt capital financing cost. Remuneration expenses are deductible for tax purposes. The third parties’capital remuneration cost reflects this benefit, in accordance with the formula previously shown (items 5.1.4 and 6.3.4).

9. Analysis of Company’s theoretical value before capital restructuring

NET’s shares suggested value before and after capital restructuring arises from capital restructuring and discounted cash flow assumptions.

Table 22 below shows the total current and present value of NET’s consolidated cash flows under the scenario before restructuring. These projected cash flows were prepared according to the aforementioned assumptions and methodologies.

Table 22 - Projected cash flows - R$ (000)

	2H04	2005	2006	2007	2008	2009	2010

Company's cash flow- current values	181,833	259,899	285,693	307,253	330,456	354,820	376,062

Discount factor	1.04	1.18	1.40	1.66	1.97	2.33	2.76

Present value of Projections @18.45%	174,297	219,418	203,628	184,885	167,876	152,178	136,167

Projection present value and summary of Company’s value analysis before restructuring

Table 23 below shows the present value of NET’s cash flow under the before-restructuring scenario; such amount was obtained based on the aforementioned assumptions and methodologies.

Table 23 - Present value of Company’s cash flow – before restructuring

Present value of company's cash flow	R$ (000)

Future cash flow accumulated during 6.5 years of projection	2,096,017

Applied discount annual rate	18.45%

Present value of the company's cash flow during 6.5 years of projection	1,238,450

The Company’s residual value, R$678 million (Table 24), was added to the present value of the company’s cash flow (R$ 1.24 billion), totaling a projected present value of R$ 1.9 billion (Table 26).

Table 24 - Residual value – after 2010 – before restructuring

Residual value	R$(000)

Company's cash flow - last year of projection	376,062

Company's cash flow forecast - 12 months after projection	376,062

Perpetuity value at the end of last year of projection	2,038,390

Present value of perpetuity	678,162

Adjustment values were added to the projection present value. These adjustments were made as follows:

  Addition of long-term and non-operating assets: R$ 412 million (Table 26);

  Subtraction of net debt for analysis purposes. These assets correspond to a number of long-term debts and loans: R$ 1.94 billion (Table 25).

Table 25 - Net debt for analysis purposes – before restructuring - R$ (000)

Item	R$ (000)

Accounting gross debt - before the restructuring	1,496,212

(-) Cash and cash equivalents	(302,676)
Net debt - before the restructuring	1,193,536

Programming liability	157,349
Long-term liabilities	588,548
Net debt for the analysis effect	1,939,433

Table 26 - Analysis Summary – before restructuring

Analysis of the company on June 30, 2004	R$ (000)

Present value of the company's cash flow	1,238,450
Present value of the perpetuity	678,162

Present value of the projections	1,916,612

Net debt for the analysis purposes	(1,939,433)
Non-operating and long-term assets value	412,410

Shareholdering capital theoretical value suggested (=)	389,589

The sum-up of these items, illustrated on Table 26, which follow the assumptions under the scenario before restructuring, the discounted cash flow methodology herein clarified, information provided by NET and analysis from B&C+S, totaled R$389,589,000.00. This is NET’s suggested theoretical value as of June 30, 2004, under the scenario before restructuring.

Considering, for analysis purposes, the number of 2.03 billion shares, its suggested theoretical value per share before restructuring may range from R$0.16 to R$0.23 per share, with an average of R$ 0.19 per share.

10. Analysis of Company’s theoretical value after capital restructuring

NET’s shares suggested value after capital restructuring arises from capital restructuring and discounted cash flow assumptions.

Table 27 below shows the total current and present value of NET’s consolidated cash flows under the scenario after restructuring. These projected cash flows were prepared according to the aforementioned assumptions and methodologies.

Table 27 - Projected cash flows – after restructuring R$ (000)

	2H04	2005	2006	2007	2008	2009	2010

Company's cash flow – current values	181,833	259,899	285,693	307,253	330,456	354,820	376,062

Discount factor	1.03	1.14	1.29	1.47	1.67	1.90	2.15

Present Value of Projections @13.65%	176,111	228,692	221,204	209,333	198,108	187,173	174,559

Projection present value and summary of Company’s value analysis after restructuring

Table 28 below shows the present value of NET’s cash flow under the scenario after restructuring; such amount was obtained based on the aforementioned assumptions and methodologies.

Table 28 - Present value of Company’s cash flow – after restructuring

Present value of the company's cash flow	R$ (000)

Future cash flow accumulated during 6.5 years of projection	2,096,017

Discount annual rate applied	13.65%

Present value of the company's cash flow during 6.5 years of projection	1,395,181

The Company’s residual value, R$ 1.2 billion (Table 29), was added to the present value of the company’s cash flow (R$ 1.4 billion), totaling a projected present value of R$ 2.6 billion (Table 31).

Table 29 - Residual value – after 2010 – after restructuring

Residual value	R$ (000)

Company's cash flow - last year of projection	376,062

Company's cash flow forecast - 12 months after projection	376,062

Perpetuity value at the end of last year of projection	2,755,914

Perpetuity present value	1,199,975

Adjustment values were added to the projection present value. These adjustments were made as follows:

  Addition of long-term and non-operating assets: R$ 412 million (Table 31);

  Subtraction of net debt for analysis purposes. These assets correspond to a number of long-term debts and loans after restructuring: R$ 1.23 billion (Table 30).

Table 30 - Net debt for analysis purposes after restructuring – R$ (000)

Item	R$ (000)

Gross debt - before the restructuring	1,496,212

Debt to be paid in the restructuring	(638,758)
(-) Fine to be forgiven	(106,800)
Taxes on the revenue with fine forgiveness (34%)	36,312
Gross debt - after the restructuring	786,967

(-) Cash and cash equivalents	(302,676)
Net debt - after restructuring	484,291

Programming liability	157,349
Long-term liabilities	588,548
Net debt for analysis purposes	1,230,187

Table 31 - Analysis summary – scenario after restructuring

Analysis of the Company on June 30,2004	R$ (000)

Present value of the company's cash flow	1,395,181
Perpetuity present value	1,199,975

Present value of projections (=)	2,595,157

Net debt for analysis purpose	(1,230,187)
Non-operating and long-term assets value	412,410

Shareholdering capital theoretical value suggested (=)	1,777,379

Table 31 shows the sum-up of the items above under the scenario after restructuring, according to the assumptions of this scenario, the discounted cash flow methodology herein clarified, information provided by NET and analysis from B&C+S. The sum came up to R$1,777,379,000.00. This is NET’s suggested theoretical value as of June 30, 2004, under the scenario after restructuring.

Considering, for analysis purposes, the number of 3.85 billion shares, its suggested theoretical value per share after restructuring may range from R$0.40 to R$0.54 per share, with an average of R$ 0.46 per share.

11. Conclusion

The results of the before- and after-restructuring scenarios show that capital restructuring may increase the amount suggested for NET’s shareholding capital. This may arise mainly from two factors related to restructuring: change in the weighted average cost of capital and reduction of the Company’s net debt. A variation in the value of NET shares may also occur. However, the variation in the value per share is directly impacted by the change in the number of NET’s shares resulting from the possible capital restructuring.

The table below shows the main differences in assumptions between both scenarios and the result of the analysis.

Table 32 - Comparative table – summary of the analysis of the capital restructuring impact on the Company’s value

	Before Restructuri	After Restructuring

D/E Index- %	204%	36%
Beta	2.56	1.27
Third party capital cost - % p.a.	17,11%	9,32%
Equity capital cost - % p.a.	21,17%	15,21%
WACC - % p.a.	18,45%	13,65%

Present value of projections - R$ (000)	1,916,612	2,595,157
Net debt for analysis purposes - R$ (000)	(1,939,433)	(1,230,187)
Non-operating and long-term assets - R$ (000)	412,410	412,410
Shareholdering capital theoretical value suggested - R$ (000)	389,589	1,777,379

Quantity of shares - (000)	2,028,855	3,853,877
Shareholdering capital suggest value per share – R$	0.19	0.46

Analysis final considerations

Estimated amounts resulting from this study are related to the company’s economic conditions and to the scenarios constructed for this analysis discussed in meetings. The user of this report should analyze these results together with the conditions, capital restructuring assumptions and inferences set in the financial statement projection models of this work.

It is important to clarify that this report is prepared based on estimates and projections structured by B&C+S in an analysis model based on scenarios and data provided by NET, to be considered reliable. These statements, estimates and projections significantly reflect the assumptions and judgments related to expected future results, including inferences of capital restructuring and operating plan, current conditions of economic scenario, assumptions adopted in this study, among others, which projected results depend on.

Accordingly, a B&C+S is not hereby providing any assurance that projected amounts herein are true and represent assured results and performances. The company’s effective performance is subject to countless factors not controllable by B&C+S or by NET’s current management itself, including the economic scenario, the evolving balance between supply and demand in the sector, tax policy, operating costs, evolving capital structure, and other such variables.

São Paulo, September 21, 2004.

Salvador Francisco Conti

Partner

Boucinhas & Campos + Soteconti Auditores Independentes S/S

Attachment – Glossary of Terms

ABTA – Brazilian Pay-TV Association.

ADSL - Asymmetric Digital Subscriber Line.

ANATEL – Brazilian Telecommunications Agency.

BACEN – Brazilian Central Bank.

C Band – frequency rate used in satellite communications.

CAGR - Compound Average Growth Rate.

CAPM - Capital Assets Pricing Model.

CDI – Interbank Deposit Rate.

Churn – Ratio of subscribers who cancelled the service divided by the average number of active subscribers for a certain period.

WACC– Weighted Average Cost of Capital.

CNN - Cable News Network.

COPOM – Central Bank Monetary Policy Committee.

CVM – Brazilian Securities Commission.

Default - A situation in which a company fails to make required payments of interest and principal of its debts.

DISTV – Distribution of television signals per physical means.

DOCSIS - Data Over Cable Service Interface Specification.

Download – transfer of a file or program from a central computer to others in a number of different places.

DSL - Digital Subscriber Line.

EBIT - Earnings Before Interest and Taxes (Earnings before Financial Expenses and Taxes)

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization (Earnings before financial expenses, taxes, depreciation and amortization).

E-commerce – electronic commerce.

Form 20 – F – Annual report on a company’s results forwarded to SEC.

Headend – reception, processing, generation, and transmission of signals for cable television subscribers and MMDS.

HFC - Hybrid Fiber Coaxial Cable

IPEA – Brazilian Institute of Applied Economics Research.

Kbps - Kilobytes per second.

Mbps - Megabytes per second.

MMDS - Multichannel Multipoint Distribution Service.

MTV - Music Television.

Pay-per-view – Programs paid on an individual basis by the subscriber in hour previously scheduled by the pay-tv operator.

Rating – Classification measuring a company’s financial risk. A risk classified by a grade or a symbol. It expresses the ability of a securities issuer to comply with payments of interest and principal.

ARPU – Average Revenue per Subscriber.

SEC - US Securities and Exchange Commission.

SELIC – Special System for Settlement and Custody (the interest basic rate in Brazil).

Senior Guaranteed Notes - One of the types of debt notes owed by NET.

CDI – Interbank deposit rate.

UHF - Ultra-High Frequency.

Upload – transfer of files or programs from computers in a number of different locations to a central computer.

VOD – video on demand.

Vírtua – Provider of bi-directional broadband Internet access, by using coaxial cable networks and Cable Modems provided by NET.

VOIP - Voice on Internet Protocol.

WACC - Weighted Average Cost of Capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.